SUPERIOR CONSULTANT HOLDINGS CORPORATION
Offer to Purchase for Cash
Up to 650,000 Shares of Common Stock
At a Purchase Price Not Greater Than $3.60
or Less Than $2.85 Per Share

The offer, proration period, and withdrawal rights will expire at 12:00 midnight, New York City time, on Monday, July 14, 2003, unless the offer is extended.

      Superior Consultant Holdings Corporation hereby invites its shareholders to tender shares of its common stock, par value $0.01 per share, to Superior, upon the terms and conditions set forth in this offer to purchase and the related letter of transmittal, which, as the same may be amended or supplemented from time to time, together constitute the “offer.”

      Upon the terms and subject to the conditions of the offer, we will determine a single price per share, not greater than $3.60 or less than $2.85 per share, that we will pay for shares validly tendered and not properly withdrawn pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. We will select the lowest purchase price that will allow us to buy 650,000 shares or, if a lesser number of shares is validly tendered, all shares that are validly tendered and not properly withdrawn, at prices not greater than $3.60 or less than $2.85 per share. Only shares validly tendered at prices at or below the purchase price determined by us, and not properly withdrawn, will be subject to purchase pursuant to the offer. Because of the “odd lot” priority, proration and conditional tender provisions described in this offer to purchase, all of the shares tendered at or below the purchase price may not be purchased if more than 650,000 shares are validly tendered. Upon the terms and the conditions of the offer, including the proration and conditional tender provisions, we will purchase at the single purchase price, net to the seller in cash, all shares that are validly tendered at prices at or below the purchase price and not properly withdrawn. We will return all shares not purchased as promptly as practicable after the tender offer is completed or terminated. We reserve the right to purchase more than 650,000 shares pursuant to the offer, subject to applicable law. See Sections 1 and 7.

      The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to other conditions. See Section 7.

      Superior’s board of directors has approved the making of the offer by Superior. However, Superior, our board of directors, the Dealer Manager, the Information Agent, the Depositary and their respective affiliates make no recommendation to any stockholder as to whether to tender or refrain from tendering shares, or as to the price or prices at which you may choose to tender your shares. Superior’s directors and executive officers have advised us that they do not intend to tender any shares in this tender offer.

      The shares are listed and traded on the NASDAQ National Market (“Nasdaq”) under the symbol “SUPC.” On June 13, 2003, the last full trading day on the Nasdaq prior to the commencement of the offer, the closing price per share reported on Nasdaq was $3.34. We encourage you to obtain current market quotations for the shares. See Section 9.

      You may direct questions and requests for assistance, or for additional copies of this offer to purchase, the letter of transmittal or the notice of guaranteed delivery, to Morrow & Co., Inc., the Information Agent, or William Blair & Company, L.L.C., the Dealer Manager, at their addresses and telephone numbers set forth on the back cover of this offer to purchase.

The Dealer Manager for the offer is:

IMPORTANT

      Except as described below, if you wish to tender all or any part of your shares, you should:

•	if you hold certificates in your own name, complete and sign a letter of transmittal, or a facsimile of it, in accordance with the instructions in the letter of transmittal and either mail or deliver it with any required signature guarantee and any other required documents to EquiServe Trust Company, N.A. (the “Depositary”), and either mail or deliver the stock certificates for the shares to the Depositary with all the other documents;

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee, contact the nominee and request that the nominee tender your shares for you; or

•	if you are an institution participating in The Depository Trust Company, which we call the “Book-Entry Transfer Facility” in this offer to purchase, tender your shares according to the procedure for book-entry transfer described in Section 3.

In addition, if you want to tender shares but:

•	You cannot deliver your stock certificates to the Depositary by the expiration of the offer;

•	You cannot comply with the procedure for book-entry transfer by the expiration of the offer; or

•	Any other required documents cannot be delivered to the Depositary by the expiration of the offer,

you may still tender those shares by complying with the guaranteed delivery procedure described in Section 3.

      To tender shares validly, you must complete the letter of transmittal except as described below, including the section of the letter of transmittal stating the price at which you are tendering shares. If you wish to tender portions of your shares at more than one price, you must submit a separate copy of the letter of transmittal for the respective different shares tendered at each price.

      If you wish to maximize the chance that your shares will be purchased, you should check the box on the letter of transmittal indicating that you will accept the purchase price that we determine. You should understand that this election could result in your shares being purchased at the minimum price of $2.85 per share.

      Notwithstanding any other provision of the offer, Superior’s obligation to accept for purchase, and to pay the purchase price for, each share validly tendered and not properly withdrawn pursuant to the offer is subject to and conditioned upon the satisfaction of or, where applicable, waiver by Superior of, all “Conditions of the Offer” described in Section 7.

      This offer to purchase and the letter of transmittal contain important information which you should read before you decide whether to tender shares.

      The offer does not constitute an offer to purchase shares in any jurisdiction in which, or from any person from whom, it is unlawful to make the offer under applicable securities or blue sky laws. Our delivery of this offer to purchase shall not under any circumstances create any implication that the information contained in this offer to purchase is correct as of any time after the date of this offer to purchase or that there has been no change in the information included or incorporated by reference herein or in the affairs of Superior or any of its subsidiaries or affiliates since the date hereof.

      Superior, the Dealer Manager, the Information Agent, and the Depositary have not authorized any person to make any recommendation as to whether stockholders should tender or refrain from tendering shares pursuant to the offer. Superior, the Dealer Manager, the Information Agent, and the Depositary have not authorized any person to give any information or to make any representation in connection with the offer other than the information and representations contained in this offer to purchase or in the related letter of transmittal. If anyone makes any recommendation or gives any information or representation, you should not rely upon that recommendation, information or representation as having been authorized by Superior, the Dealer Manager, the Information Agent or the Depositary.

QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER

      This summary highlights certain information from this offer to purchase and is solely for your convenience. This summary does not, however, describe all of the details of the offer to the same extent described in this offer to purchase as a whole. To understand the offer fully and for a more complete description of the terms of the offer, we encourage you to read carefully this entire offer to purchase and the related letter of transmittal. Where helpful, we have included references in this summary to the sections of this offer to purchase where you will find more complete information. Whenever this offer to purchase refers to rights “we” have, actions “we” may take, or similar matters, it is referring to rights or actions of Superior Consultant Holdings Corporation.

Who is offering to purchase my shares?

      We are Superior Consultant Holdings Corporation, the issuer of the shares.

What securities is Superior offering to purchase?

      We will purchase up to 650,000 shares of Superior common stock (representing approximately 6% of our total outstanding shares, excluding treasury shares, as of June 13, 2003) that are validly tendered in the tender offer, or such fewer shares that are validly tendered and not properly withdrawn prior to the expiration date of the offer. We also reserve the right to purchase an additional number of shares not to exceed 2% of the outstanding shares of Superior common stock. See Section 1.

How is the offer structured? What is the purchase price?

      We are conducting the offer through a procedure commonly called a “modified Dutch Auction.”

•	This procedure allows you to select the price, within a price range specified by us, at which you are willing to sell your shares. The price range for the offer is $2.85 to $3.60 per share.

•	We will select the lowest price that will allow us to purchase 650,000 shares or, if a lesser number of shares is validly tendered, all shares that are validly tendered and not properly withdrawn.

•	All shares that we purchase will be purchased at the same price. Accordingly, even if you have selected a price below the purchase price that we determine, you will receive the purchase price that applies to all sellers. We will not, however, purchase any shares tendered at prices above the purchase price that we determine.

•	If you wish to maximize the chance that your shares will be purchased, you should check the box on the letter of transmittal indicating that you will accept the purchase price that we determine. You should understand that this election could result in your shares being purchased at the minimum price of $2.85 per share. See Section 1.

How many shares will Superior purchase?

      Upon the terms and subject to the conditions of the offer, we will purchase 650,000 shares in the tender offer or any lesser number of shares as are validly tendered. 650,000 shares represents approximately 6% of our outstanding common stock, excluding treasury shares. If more than 650,000 shares are validly tendered and not properly withdrawn, all shares tendered at or below the purchase price will be purchased on a pro rata basis, except for “odd lots” (lots held by beneficial owners of fewer than 100 shares), which will be purchased on a priority basis, and except for conditional tenders. We also expressly reserve the right to purchase up to an additional 2% of the outstanding shares. See Section 1. The tender offer is not conditioned on any minimum number of shares being tendered. See Section 7.

How will I get paid for my shares?

      If your shares are purchased in the offer, you will be paid the purchase price in cash as promptly as possible after the expiration of the offer. We expect that the payment date will be approximately seven business days after expiration of the offer. Under no circumstances will we pay interest on the purchase price even if there is a delay in making payment. See Sections 1 and 5.

Does Superior have the financial resources to pay me for my shares?

      Assuming that we purchase 650,000 shares pursuant to the offer at the maximum specified purchase price of $3.60 per share, we expect that the maximum aggregate cost, not including fees and expenses applicable to the offer, will be $2,340,000. We have recently entered into an agreement to sell privately approximately $7,500,000 of subordinated debentures and we will use a portion of the proceeds from this sale to complete the offer. In addition, we expect to incur approximately $125,000 in fees and expenses in relation to this offer and the transactions described above. See Sections 2, 10 and 16.

When will the offer expire? Can Superior extend the offer and, if so, how will I be notified?

      The offer will expire on Monday, July 14, 2003, at 12:00 midnight, New York City time, unless we extend the offer. If your shares are held by a nominee or a broker, the nominee or broker may have an earlier deadline for you to accept the offer. We may choose to extend the offer at any time, but we cannot assure you that the offer will be extended or, if it is extended, for how long it may be extended. If we extend the offer, we will make an announcement of the extension no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration of the offer. See Section 8.

What is the purpose of the offer?

      We are making the offer to buy back our shares because we believe that our shares are undervalued in the public market and that the offer is consistent with our long-term goal of increasing stockholder value. We believe that the offer is a prudent use of our financial resources, given our recent financing, our current cash position and the current market price of our common stock.

      We believe our offer may provide certain benefits to us and our stockholders, including:

•	Our offer provides stockholders who are considering a sale of their shares with the opportunity to determine the price or prices (not greater than $3.60 per share and not less than $2.85 per share) at which they wish to sell their shares and, if those shares are purchased in our offer, to sell those shares for cash without the usual transaction costs associated with open market sales.

•	Stockholders who determine not to participate in the offer will realize a proportionate increase in their relative equity interest in the company and thus in Superior’s future earnings and assets, if any.

      However, there are potential disadvantages of the offer. These potential disadvantages include:

•	Our purchase of shares will reduce the “public float” in our common stock. This may result in lower stock prices or reduced liquidity.

•	Our higher leverage may make it more difficult to finance attractive business opportunities or acquisitions in the future and will cause our continuing stockholders to bear a higher risk in the event of future losses.

For a further discussion of the purposes of the offer and of the potential benefits and the potential risks and disadvantages of the offer, see Section 2.

What are the most significant conditions to the offer?

      Our obligation to accept and pay for tendered shares is not conditioned upon any minimum number of shares being tendered. However, our offer does depend upon the satisfaction or waiver of a number of important conditions. If any of the conditions are not satisfied, we may choose not to purchase any shares in the offer. The conditions include:

•	No material decrease in the market price of our common stock or any change in the general political, market, economic, or financial conditions in the United States or abroad that could have a material adverse effect on our business, operations, or prospects or the trading in the shares.

•	No one shall have proposed, announced or made a tender or exchange offer (other than the offer), merger, business combination or other similar transaction involving us.

•	No material change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership shall have occurred during the offer.

•	There shall be no reasonable likelihood that the purchase of shares pursuant to the offer will cause the shares to be delisted from the Nasdaq.

The offer is subject to a number of other conditions. See Section 7.

How do I tender my shares?

      To tender your shares, you must do one of the following prior to 12:00 midnight, New York City time, on July 14, 2003 (unless we extend the offer):

•	deliver your share certificate(s) and a properly completed and duly executed letter of transmittal (or a manually signed facsimile of it) to the Depositary at the address appearing on the back page of this offer to purchase, together with any other documents required as described in this offer to purchase;

•	cause the Depositary to receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed letter of transmittal (or a manually signed facsimile of it) or Agent’s Message and any other documents described in this offer to purchase;

•	if your broker holds your shares in “street name” for you, you must direct your broker to tender your shares. Please contact your broker; or

•	comply with the guaranteed delivery procedures outlined in Section 3.

If you are tendering shares purchased at different times or prices, you can specify the priority of tender among your tendered shares. You can also specify different minimum prices for different shares. See Section 3.

Can I withdraw previously tendered shares?

      Yes. You may withdraw tendered shares at any time prior to midnight, New York City time, on July 14, 2003, unless we extend the offer, in which case you may withdraw tendered shares until the offer as so extended expires. If we have not accepted for payment the shares you have tendered to us, you may also withdraw tendered shares at any time after midnight, New York City time, on August 11, 2003. See Section 4.

How do I withdraw shares I previously tendered?

      To withdraw your shares, you must deliver a written notice of withdrawal that includes all required information to the Depositary prior to the expiration of your withdrawal rights. See Section 4.

What happens if more than 650,000 shares are tendered? In what order will tendered shares be purchased? Will tendered shares be prorated?

      If more than 650,000 shares are validly tendered and not properly withdrawn at or below the purchase price determined by us, first we will purchase shares from holders of “odd lots” of less than 100 shares who validly tender all of their shares at or below the purchase price determined by us. There will be no proration of shares tendered by any stockholder owning beneficially fewer than 100 shares who validly tenders all of those shares at or below the purchase price prior to the expiration date and who checks the “Odd Lots” box in the letter of transmittal. See Section 1.

      After purchasing all shares from the “odd lot” holders, we will purchase shares from all other stockholders who validly tender shares at or below the purchase price determined by us, on a pro rata basis, if necessary, subject to the conditional tender provisions described in Section 6.

What do Superior and its board of directors think of the offer?

      Our board of directors has approved the making of the offer by the company. However, Superior, our board of directors, the Dealer Manager, the Information Agent, the Depositary and their respective affiliates make no recommendation to you as to whether to tender or refrain from tendering shares, or as to the price or prices at which you may choose to tender your shares.

      You must decide whether to tender your shares and, if so, how many shares to tender and the price or prices at which to tender them. You should discuss whether to tender your shares with your investment and tax advisors.

      We have been advised that none of our directors or executive officers intends to tender shares, but they have the right to do so, both for themselves and for accounts over which they have control. See Sections 2 and 12.

What is the recent market price of my shares?

      On June 13, 2003, the last full trading day before the commencement of the offer, the closing price of Superior’s shares on Nasdaq was $3.34 per share. We encourage you to obtain current market quotations for your shares. See Section 9.

Will I have to pay any fees or commissions?

      If you are a registered stockholder, you will not incur any fees or commissions to the Dealer Manager, the Information Agent, or the Depositary or, if payment is made directly to you, transfer taxes on the sale of shares pursuant to the offer. If you hold securities through a broker, nominee or a bank, and it tenders your shares on your behalf, it may require you to pay a service charge or other fee. You may also need to pay a stock transfer tax if you direct that the purchase price for your shares be paid, or unpurchased shares to be issued, to anyone other than the registered holder. See Section 5.

Following the offer, will Superior continue to be a public company?

      Yes. The completion of the offer in accordance with its conditions will not result in Superior being delisted on Nasdaq or ceasing to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The conditions to our obligation to purchase shares pursuant to the offer include the condition that there not be a reasonable likelihood that the purchase will cause the shares to be delisted from Nasdaq. See Sections 7 and 13.

If I decide not to tender, how will the offer affect my shares?

      Stockholders who do not tender pursuant to the offer will experience an increase in their percentage ownership interest in Superior and Superior’s future earnings or losses to the extent that we purchase shares from others. Our purchase of shares will reduce the number of shares that might otherwise trade publicly and may reduce the number of stockholders, either of which could adversely affect our stock price and liquidity. It is not possible to predict the number of remaining stockholders after the tender offer, assuming the maximum number of shares are tendered without being subject to proration, as that depends upon the number of shares tendered by each tendering stockholder. See Sections 1 and 13.

What are the material U.S. federal income tax consequences if I tender my shares?

      Generally, you will be subject to U.S. federal income tax when you receive cash from us upon the purchase of your shares. The cash you receive will be treated either:

•	as a sale or exchange eligible for capital gains treatment, or

•	as a dividend which may be taxed as net capital gains or at ordinary income tax rates.

See Section 15.

Who do I contact if I have questions about the offer?

      For additional information or assistance, you may contact the Information Agent or the Dealer Manager as set forth on the back cover of this offer to purchase.

FORWARD-LOOKING STATEMENTS

      Some of the information contained or incorporated by reference in this offer to purchase contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “intend,” “promise,” “should,” “conditioned upon,” “project,” “predict,” “continue” and similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition or state other “forward-looking” information. We believe it is important to communicate our expectations to our investors. However, there will be events in the future that we are not able to accurately predict or over which we will have no control. Cautionary language in this offer to purchase provides examples of just a few of the many risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in this offer to purchase, or in our other publicly filed reports which we may file from time to time, could have a material adverse effect on our business, operating results and financial condition. In that event, the market price of our common stock could decline, and you could lose all or part of your investment. Other risks not currently known to us, or which we believe to not be material may also have a material adverse effect on our business. In addition, any one or more of these risks could have a greater or lesser impact on our business at any particular point in time and you should not give any greater or lesser emphasis or weight to any single factor merely by virtue of the order of its presentation or the depth of its discussion in this offer to purchase.

      You should also carefully review the risks described in the other documents we have filed with the Securities and Exchange Commission, including our annual report on Form 10-K for the fiscal year ended December 31, 2002, and our quarterly report on Form 10-Q for the quarter ended March 31, 2003, both of which are incorporated by reference in this offer to purchase. You should assume that the information appearing in this offer to purchase is accurate as of the date of this offer to purchase only.

THE OFFER

1.	Number of Shares; Proration

      General. Upon the terms and subject to the conditions of the offer, we will purchase 650,000 shares of our common stock, par value $0.01 per share (representing approximately 6% of the 10,764,891 shares of our common stock, excluding treasury shares, that were outstanding on June 13, 2003), or any smaller number of shares as are validly tendered (and not properly withdrawn in accordance with Section 4) prior to the expiration date at a price (determined in the manner set forth below) not greater than $3.60 or less than $2.85 per share in cash. The term “expiration date” means 12:00 midnight, New York City time, on July 14, 2003, unless and until we, in our sole discretion, extend the period of time during which the offer will remain open, in which event the term “expiration date” will refer to the latest time and date at which the offer, as so extended, will expire. See Section 8 for a description of our right to extend, delay, terminate or amend the offer. We reserve the right to purchase more than 650,000 shares pursuant to the offer. In accordance with applicable regulations of the Securities and Exchange Commission (the “SEC”), we may purchase pursuant to the offer an additional amount of shares not to exceed 2% of the outstanding shares of Superior common stock without amending or extending the offer. See Section 8. In the event of an over-subscription of the offer as described below, shares tendered at or below the purchase price prior to the expiration date will be subject to certain proration and conditional tender provisions, except for odd lots as explained below. The proration period also expires on the expiration date.

      In the event that (1):

•	we increase the price to be paid for shares above $3.60 per share or decrease the price to be paid for shares below $2.85 per share;

•	we increase the number of shares being sought by more than 2% of the outstanding shares of Superior common stock; or

•	we decrease the number of shares being sought;

      and (2):

•	the offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of the change is first published, sent or given in the manner specified in Section 8;

then we will extend the offer until the expiration of that period of ten business days. For this purpose, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

      As promptly as possible after the expiration date, we will determine a single per share purchase price that will allow us to buy 650,000 shares (or any smaller number of shares as are validly tendered at prices not greater than $3.60 or less than $2.85 per share), taking into account the number of shares tendered and the prices specified by tendering stockholders. When we determine the purchase price pursuant to the offer, we will promptly make a public announcement including the purchase price. Shares validly tendered at prices at or below the purchase price and not properly withdrawn will be purchased at the purchase price, subject to the terms and the conditions of the offer, including the proration and conditional tender provisions.

      The offer is not conditioned upon the tender of any minimum number of shares, but it is subject to certain other conditions. See Section 7.

      In accordance with Instruction 5 of the letter of transmittal, stockholders (other than certain holders of fewer than 100 shares) desiring to tender shares generally must specify the price, not greater than $3.60 or less than $2.85 per share, at which they are willing to sell their shares to Superior, or indicate that they are tendering at the purchase price determined by Superior in accordance with this offer. By following the instructions to the letter of transmittal and submitting separate letters of transmittal for separate shares, stockholders can specify one minimum price for a specified portion of their shares and a different minimum price for other specified shares. Stockholders can specify the order in which their shares will be purchased in the event that, as a result of the proration provisions or otherwise, some but not all of their tendered shares are purchased pursuant to the offer. Stockholders can also condition their tender of shares on the purchase of all or a specified minimum number of their shares being purchased. We will return all shares tendered and not purchased pursuant to the offer, including shares tendered at prices in excess of the purchase price and shares not purchased because of proration or conditional tender, to the tendering stockholder (or, subject to payment of any applicable stock transfer tax, to another person specified by a tendering stockholder) at our expense as promptly as practicable following the expiration date.

      Priority of Purchases. Upon the terms and subject to the conditions of the offer, if more than 650,000 shares have been validly tendered at prices at or below the purchase price and not properly withdrawn prior to the expiration date, Superior will purchase validly tendered shares in the following order of priority:

(a) first, all shares validly tendered and not properly withdrawn prior to the expiration date by any stockholder who beneficially owns fewer than 100 shares and who:

(1) tenders all shares that the stockholder owns, beneficially or of record, at a price at or below the purchase price, including by electing to accept the purchase price determined by Superior (tenders of less than all shares owned by the stockholder will not qualify for this preference); and

(2) completes the box captioned “Odd Lots” on the letter of transmittal and, if applicable, on the notice of guaranteed delivery; and

(b) second, after purchase of all of the foregoing shares in item (a) above, all shares (1) conditionally tendered in accordance with Section 6, for which the condition was satisfied, and (2) all other shares tendered validly and unconditionally, in each case at prices at or below the purchase price and not properly withdrawn prior to the expiration date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional shares) as described below; and

(c) third, if necessary to permit us to purchase 650,000 shares, shares selected by random lot out of those conditionally tendered at or below the purchase price and not properly withdrawn prior to the expiration date but for which the minimum condition was not satisfied, provided such shares were tendered by stockholders tendering all of their shares.

      Odd Lots. For purposes of the offer, the term “odd lots” means all shares validly tendered prior to the expiration date at prices at or below the purchase price and not properly withdrawn by any person who owns, beneficially or of record, an aggregate of fewer than 100 shares (and so certifies in the appropriate place on the letter of transmittal and, if applicable, on the notice of guaranteed delivery). In order to qualify for this preference, a qualifying stockholder must tender all shares in accordance with the procedures described in Section 3. Odd lots will be accepted for payment before proration, if any, of the purchase of other tendered shares. This preference is not available to partial tenders. Any stockholder wishing to tender all of the stockholder’s shares pursuant to this preference for odd lots should complete the box captioned “Odd Lots” on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. See Instruction 8 to the letter of transmittal.

      We also reserve the right, but will not be obligated, to purchase all shares validly tendered by any stockholder who tenders all shares owned, beneficially or of record, at or below the purchase price and who, as a result of proration, would then own, beneficially or of record, an aggregate of fewer than 100 shares. If we exercise this right, we will increase the number of shares that Superior is offering to purchase by the number of shares purchased through the exercise of the right.

      Proration. If proration of tendered shares is required, we will determine the proration factor promptly following the expiration date. Proration for each stockholder tendering shares, other than those qualifying for the preference for odd lots, will be based on the ratio of the number of shares tendered by the stockholder to the total number of shares tendered by all stockholders subject to proration, at or below the purchase price, subject to the conditional tender provisions described in Section 6. Because of the difficulty in determining the number of shares validly tendered (including shares tendered by guaranteed delivery procedures, as described in Section 3) and not properly withdrawn, and because of the odd lot and conditional tender procedures, we do not expect to be able to announce the final proration factor or commence payment for any shares purchased pursuant to the offer until approximately seven business days after the expiration date. We will announce the preliminary results of any proration by press release promptly after the expiration date. Stockholders may obtain any available preliminary information from the Information Agent and may also be able to obtain it from their brokers or financial advisors.

      As described in Section 15, the number of shares that we will purchase from a stockholder may affect the U.S. federal income tax consequences to the stockholder and therefore may be relevant to the stockholder’s decision whether to tender shares and how many shares to tender. The letter of transmittal affords each tendering stockholder the opportunity to designate the order of priority in which tendered shares are to be purchased in the event of proration and the opportunity to make a tender of shares conditioned on the purchase of all or a specified minimum number of the shares.

      This offer to purchase and the related letter of transmittal will be mailed to record holders of shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on Superior’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2.	Recent Developments; Purpose of the Offer; Material Effects of the Offer

      Recent Developments. On June 9, 2003, we announced the placement of $7.5 million in senior subordinated debentures and warrants pursuant to a Securities Purchase Agreement. The debentures, and the warrants to purchase up to 807,000 shares of common stock at an exercise price of $3.046 per share, are being issued to Camden Partners Strategic Fund II-A and Camden Partners Strategic Fund II-B of Baltimore, Maryland. The debentures mature in three years and bear interest at 7.2% with an optional extension by Superior, subject to certain conditions, for one year at an interest rate of 12%. Superior may issue up to an additional $4.5 million in additional senior subordinated debentures and warrants under the Securities Purchase Agreement to additional purchasers. Superior will use the proceeds to purchase shares in this tender offer, increase its cash balance, and continue to strengthen its outsourcing and consulting businesses.

      On May 14, 2003, we entered into a Revolving Credit and Security Agreement with Fifth Third Bank. This credit facility replaces our previous credit facility that we had with Comerica Bank.

      Purpose and Potential Benefits of the Offer. Based on its review of our current business and strategic objectives, our available cash and anticipated cash needs and possible alternative uses for our cash, our board of directors has determined that this offer is a prudent use of our financial resources. The offer will also result in fewer shares outstanding (subject to our ability to issue additional shares in the future), which makes possible improved earnings per share for continuing stockholders if future earnings are achieved. However, our actual experience may differ significantly from our expectations for a variety of reasons and we cannot assure you that our actions will have favorable impact on Superior.

      Assuming Superior purchases 650,000 shares pursuant to the offer at the maximum specified purchase price of $3.60 per share, we expect that the maximum aggregate cost for the offer, including related fees and expenses, will be approximately $2,465,000. We will use a portion of the proceeds from the sale of approximately $7.5 million of new senior subordinated debentures for repurchases of the shares validly tendered and not properly withdrawn pursuant to the offer. See Sections 7 and 10.

      We believe the offer may provide several benefits to Superior and our stockholders, including the following:

•	Stockholders who determine not to participate in the offer will realize a proportionate increase in their relative equity interest in the company and thus in Superior’s future earnings and assets, if any.

•	Our financial condition and outlook and current market conditions, including recent trading prices of the shares, make this an attractive time to repurchase a portion of the outstanding shares.

•	After the offer is completed, Superior believes its financial condition, access to capital, and outlook for cash generation should allow it to continue to pursue the development of its core business. See Section 11.

Accordingly, the board of directors believes that the offer is consistent with our long-term objective of increasing stockholder value.

      We believe the offer may also be attractive from the perspective of our stockholders, for reasons including the following:

•	The offer gives stockholders the opportunity to sell shares at prices greater than the average market prices prevailing prior to announcement of the offer. See Section 9 for information about recent market prices of our shares.

•	The offer provides stockholders who are considering a sale of all or a portion of their shares with the opportunity to determine the price or prices (not greater than $3.60 or less than $2.85 per share) at which they wish to sell their shares and, subject to proration and the other terms and conditions of the offer, to sell those shares for cash without the usual transaction costs associated with open market sales and without regard to whether the trading market is sufficiently liquid to permit such sales.

•	For odd lot holders, the offer provides an opportunity not only to avoid the payment of brokerage commissions, but also to avoid any applicable odd lot discounts payable on a sale of their shares in a Nasdaq transaction.

•	The offer allows stockholders to sell a portion of their shares while retaining an equity interest in Superior. Shares not tendered in the transaction will realize a proportionate increase in their relative equity interest in Superior and thus in our future earnings and assets, if any, subject to our right to issue additional shares and other equity interests in the future. You may be able to sell non-tendered shares in the future on Nasdaq or otherwise, at a net price higher than the purchase price in the offer. We can give no assurance, however, as to the price at which you may be able to sell your shares in the future, which may be higher or lower than the purchase price we pay in the offer, or as to the success or future prospects of Superior.

      Potential Risks and Disadvantages of the Offer. The offer also presents some potential risks and disadvantages to Superior and its continuing stockholders, including the following:

•	Superior has incurred significant additional indebtedness in connection with this tender offer. See Section 10. In addition, the payment for shares purchased pursuant to the offer will reduce stockholders’ equity on our financial statements by the amounts we pay for the shares. Although our board of directors carefully evaluated this matter in determining that the offer is prudent, we cannot determine whether stock market or other third party perceptions of Superior will be adversely affected by the increase in our indebtedness and decrease in our stockholders’ equity. Our higher leverage will cause our continuing stockholders to bear a higher risk in the event of future losses or earnings reductions.

•	Our higher leverage may make it more difficult to finance and complete attractive business acquisitions in the future.

•	The offer will reduce our “public float” (the number of shares owned by outside stockholders and available for trading in the securities markets). This and our higher leverage may result in lower stock prices or reduced liquidity in the trading market for shares in the future. See Section 13.

•	The offer may increase the proportional holdings of certain significant stockholders and will increase the proportional holdings of our directors and officers. In particular, the holdings of Richard D. Helppie, Jr., our Chief Executive Officer, who beneficially owned approximately 33.0% of the total shares of our common stock outstanding as of June 13, 2003, will increase proportionately, because he has advised us that he will not tender any of his shares in the offer.

      We may in the future purchase additional shares on the open market, in private transactions, through tender offers or otherwise, particularly if this offer is not fully subscribed. Any additional purchases may be on the same terms or on terms which are more or less favorable to stockholders than the terms of the offer. However, Rule 13e-4 prohibits Superior and its affiliates from purchasing any shares, other than pursuant to the offer, until at least ten business days after the expiration or termination of the offer. Any possible future purchases by Superior will depend on many factors, including the results of the offer, the market price of the shares, our business and financial position, and general economic and market conditions. We currently intend to continue as a publicly-traded company, and we do not plan to effect any open-market stock repurchases if these would cause our shares to be delisted from Nasdaq or cause us to no longer be subject to the periodic reporting requirements of the Exchange Act.

      Shares we acquire pursuant to the offer will be held as treasury stock and will be available for Superior to sell without further stockholder action (except as may be required by applicable law or the rules of Nasdaq or any other securities exchange on which the shares are listed) for purposes including, without limitation, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plan or compensation programs for directors. We have no current plans for resale of the shares repurchased pursuant to the offer.

      Superior, our board of directors, the Dealer Manager, the Information Agent, the Depositary and their respective affiliates make no recommendation to any stockholder as to whether to tender or refrain from tendering any shares, or as to the price or prices at which you may choose to tender your shares. Superior, the Dealer Manager, the Information Agent, the Depositary and their respective affiliates have not authorized any person to make any recommendation. Stockholders should carefully evaluate all information in the offer, should consult their own investment and tax advisors, and must make their own decisions about whether to tender shares and, if so, how many shares to tender and the price or prices at which to tender. Superior’s directors and executive officers have advised us that they do not intend to tender any shares in this tender offer.

3.	Procedures for Tendering Shares

      Valid Tender of Shares. For your shares to be validly tendered pursuant to the offer:

•	the certificates for the shares (or confirmation of receipt of the shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed letter of transmittal (or a manually signed facsimile of it), including any required signature guarantees, or an Agent’s Message, and any other documents required by the letter of transmittal, must be received by the Depositary at its address set forth on the back cover of this offer to purchase prior to 12:00 midnight, New York City time, on the expiration date; or

•	you must comply with the guaranteed delivery procedure set forth below.

      Stockholders holding their shares through a broker, dealer, commercial bank, trust company, or other nominee must contact the nominee in order to tender their shares. If your shares are held by a nominee or a broker, you should note that your nominee or broker may have an earlier deadline for you to accept the offer than the expiration date. Stockholders who hold shares through nominee stockholders are urged to consult their nominees to determine whether transaction costs may apply if the stockholders tender shares through the nominees and not directly to the Depositary.

      In accordance with Instruction 5 of the letter of transmittal, if you want to tender shares pursuant to the offer, you must properly indicate in the section captioned “Price (In Dollars) Per Share At Which Shares Are Being Tendered” on the letter of transmittal the price at which your shares are being tendered, either by specifying a particular price (in increments of $0.05) or by indicating that you are tendering at the purchase price as determined by us in accordance with the terms of the offer. Selecting the second option could result in receiving a per share price as low as $2.85. Furthermore, selecting the second option could have the effect of decreasing the price at which shares will be purchased. If you desire to tender different shares at different prices, you must complete a separate letter of transmittal for each price at which you tender each portion of your tendered shares. The same shares cannot be tendered (unless properly withdrawn previously in accordance with the terms of the offer) at more than one price. In order to tender shares validly, one, and only one, price box must be checked in the appropriate section on each letter of transmittal.

      Odd lot holders who tender all of their shares must also complete the section captioned “Odd Lots” in the letter of transmittal and, if applicable, in the notice of guaranteed delivery, to qualify for the preferential treatment that is available to odd lot holders.

      To prevent backup U.S. federal income tax withholding of 30% of the gross proceeds, and in the case of certain foreign stockholders, to prevent a 30% withholding tax, certain completed forms should accompany the letter of transmittal. See “Backup U.S. Federal Income Tax Withholding” and “Withholding for Non-U.S. Stockholders” in this Section 3.

      Signature Guarantees and Method of Delivery. You are not required to obtain a signature guarantee on the letter of transmittal if:

•	the letter of transmittal is signed by the registered holder of the shares tendered and the holder has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the letter of transmittal. For this purpose the “registered holder” includes any participant in The Depository Trust Company (the “Book-Entry Transfer Facility”); or

•	shares are tendered for the account of a firm or other entity that is a member in good standing of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agents in the United States (each an “Eligible Institution”).

      If a certificate for shares is registered in the name of a person other than the person executing a letter of transmittal or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, and the signatures on the letter of transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the letter of transmittal. Also, see Section 5 for information about applicable stock transfer taxes.

      In all cases, we will pay for shares tendered and accepted for payment pursuant to the offer only after timely receipt by the Depositary of certificates for the shares (or a timely confirmation of a book-entry transfer of the shares into the Depositary’s account at the Book-Entry Transfer Facility as described below), a properly completed and duly executed letter of transmittal (or a manually signed facsimile of it), or an Agent’s Message, and any other documents required by the letter of transmittal. The method of delivery of all documents, including certificates for shares, the letter of transmittal, and any other required documents, is at your election and risk. If delivery is by mail, then we recommend registered mail with return receipt requested, properly insured.

      Book-Entry Delivery. The Depositary will establish an account with respect to the shares for purposes of the offer at the Book-Entry Transfer Facility within two business days after the date of this offer to purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry delivery of the shares by causing the facility to transfer shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, either

•	a properly completed and duly executed letter of transmittal (or a manually signed facsimile of it) with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this offer to purchase prior to the expiration date, or

•	the guaranteed delivery procedure described below must be followed.

Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

      The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgement from the participant in the Book-Entry Transfer Facility tendering shares that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce that agreement against the participant.

      Participants in the Book-Entry Transfer Facility may tender their shares in accordance with the Automated Tender Offer Program to the extent it is available to them for the shares they wish to tender. A stockholder tendering through the Automated Tender Offer Program must expressly acknowledge that the stockholder has received and agreed to be bound by the letter of transmittal and that the letter of transmittal may be enforced against the stockholder.

      Guaranteed Delivery. If you desire to tender shares pursuant to the offer and

•	you cannot deliver your share certificates to the Depositary prior to the expiration date,

•	you cannot complete the procedures for book-entry transfer on a timely basis, or

•	all of your required documents will not reach the Depositary prior to the expiration date,

you can still tender your shares, provided that all of the following conditions are satisfied:

•	your tender is made by or through an Eligible Institution;

•	the Depositary receives by hand, mail, or facsimile transmission, prior to the expiration date, a properly completed and duly executed notice of guaranteed delivery in substantially the form we have provided with this offer to purchase (specifying the price at which the shares are being tendered), including (where required) a signature guarantee by an Eligible Institution; and

•	the certificates for all tendered shares, in proper form for transfer (or confirmation of book-entry transfer of the shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed letter of transmittal (or a manually signed facsimile of it) and any required signature guarantees or an Agent’s Message, and any other documents required by the letter of transmittal, are received by the Depositary within three NYSE trading days after the date of receipt by the Depositary of the notice of guaranteed delivery.

      Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in appropriate form or the acceptance for payment of or payments for which may be unlawful. We also reserve the absolute right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder. No tender of shares will be deemed to have been validly made until all defects or irregularities have been cured by the tendering stockholder or waived by us. None of Superior, the Dealer Manager, the Information Agent, the Depositary, or any other person is obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give notice of any defect or irregularity.

      Tendering Stockholder’s Representation and Warranty; Superior’s Acceptance Constitutes an Agreement. A tender of shares pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the offer, as well as your representation and warranty to Superior that:

•	you have a net long position in the shares being tendered within the meaning of Rule 14e-4; and

•	your tender of the shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for you, directly or indirectly, to tender shares for your own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions), you:

•	have a net long position equal to or greater than the amount of:

•	shares tendered or

•	other securities convertible into or exchangeable or exercisable for the shares tendered and will acquire the shares for tender by conversion, exchange or exercise; and

•	will deliver or cause to be delivered the shares in accordance with the terms of the offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between you and Superior upon the terms and conditions of the offer.

      Lost or Destroyed Certificates. Stockholders whose certificates for part or all of their shares have been lost, stolen, misplaced, or destroyed should immediately contact the transfer agent, Computershare Trust Company of New York, at (312) 360-5214 for instructions as to the documents that will be required to be submitted in order to receive stock certificates representing their shares. We encourage you to contact the transfer agent immediately in order to permit timely processing of this documentation. Certificates for shares, together with a properly completed letter of transmittal and any other documents required by the letter of transmittal, must be delivered to the Depositary and not to us or the transfer agent. Any documents delivered to us or the transfer agent will not be forwarded to the Depositary and will not be deemed to be validly tendered.

      Backup U.S. Federal Income Tax Withholding. Under the U.S. federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 30% of the gross proceeds payable to a stockholder or other payee pursuant to the offer must be withheld and remitted to the U.S. Treasury unless the stockholder or other payee provides such person’s taxpayer identification number, employer identification number or social security number to the Depositary and certifies under penalties of perjury that such number is correct. Therefore, each tendering stockholder should complete and sign the Substitute Form W-9 included with the letter of transmittal so as to provide the information and certification necessary to avoid backup withholding, unless the stockholder otherwise establishes to the satisfaction of the Depositary that the stockholder is not subject to backup withholding. Certain stockholders, including, among others, corporations and certain foreign stockholders, may not be subject to these backup withholding and reporting requirements. In order for a foreign stockholder to prevent backup withholding, that stockholder must submit an appropriate IRS Form W-8 or a Substitute Form W-8, signed under penalties of perjury, attesting to that stockholder’s exempt status. Those forms can be obtained from the Depositary. See Instructions 14 and 15 of the letter of transmittal.

      Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a stockholder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

      For a discussion of material U.S. federal income tax consequences to tendering stockholders, see Section 15.

      Withholding for Non-U.S. Stockholders. Even if a non-U.S. stockholder (as defined in Section 15) has provided the required certification to avoid backup withholding, the Depositary will withhold U.S. federal income taxes equal to 30% of the gross payments payable to the non-U.S. stockholder or his agent unless the Depositary determines that a reduced rate of withholding is available under a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business within the United States (and if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. stockholder).

      To obtain a reduced rate of withholding under a tax treaty, a non-U.S. stockholder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8BEN or Substitute

Form W-8BEN. To obtain an exemption from withholding on the grounds that the gross payments are effectively connected with the conduct of a trade or business within the United States, a non-U.S. stockholder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI or Substitute Form W-8ECI. A non-U.S. stockholder that qualifies for an exemption from withholding by delivering IRS Form W-8ECI generally will be required to file a U.S. federal income tax return and will be subject to U.S. federal income tax on income derived from the sale of shares pursuant to the offer in the manner and to the extent described in Section 15 as if it were a U.S. stockholder. The Depositary will determine a stockholder’s status as a non-U.S. stockholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form W-8BEN or IRS Form W-8ECI) unless facts and circumstances indicate that reliance is not warranted.

      A non-U.S. stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if the non-U.S. stockholder meets those tests described in Section 15 that would characterize the exchange as a sale and not a dividend or is otherwise able to establish that no tax or a reduced amount of tax is due.

      Non-U.S. stockholders are urged to consult their own tax advisors regarding the application of U.S. federal income tax withholding, including the eligibility for a withholding tax reduction or exemption, and the refund procedure.

4.	Withdrawal Rights

      Shares tendered pursuant to the offer may be withdrawn at any time prior to the expiration date. Unless we have accepted the shares for payment pursuant to the offer, tenders for shares may also be withdrawn at any time after 12:00 midnight, New York City time, on August 11, 2003.

      For a withdrawal to be effective, the Depositary must receive a notice of withdrawal in written, telegraphic or facsimile transmission form in a timely manner at its address set forth on the back cover of this offer to purchase. Any notice of withdrawal must specify:

•	the name of the tendering stockholder;

•	the name of the registered holder, if different from that of the person who tendered the shares;

•	the number of shares tendered; and

•	the number of shares to be withdrawn.

In addition, if a stockholder has submitted more than one letter of transmittal for the purpose of tendering shares at different prices, the notice of withdrawal should also specify the shares being withdrawn, either by reference to the letter of transmittal under which they were tendered, or to the price at which they were tendered and if the stockholder wishes to revoke more than one letter of transmittal then the stockholder may submit a separate notice of withdrawal for each letter of transmittal, or, at his or her discretion, may submit a single notice for all letters of transmittal that he or she wishes to revoke. In addition, if the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then the tendering stockholder must also submit the serial numbers shown on the particular certificates for shares to be withdrawn. The signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of shares tendered by an Eligible Institution). If shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares and otherwise comply with the procedures of that facility.

      We will determine, in our sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. None of Superior, the Dealer Manager, the Information Agent, the Depositary, or any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, and none of them will incur liability for failure to give notice of any defects or irregularities. Withdrawals may not be rescinded and any shares withdrawn will thereafter be deemed not validly tendered for purposes of the offer unless the withdrawn shares are properly retendered prior to the expiration date by again following one of the procedures described in Section 3.

      If Superior extends the offer, is delayed in our purchase of shares, or is unable to purchase shares pursuant to the offer for any reason, then the Depositary may, subject to applicable law, retain tendered shares on our behalf until the tender is properly withdrawn as described in this Section 4.

5.	Purchase of Shares and Payment of Purchase Price

      General. Upon the terms and subject to the conditions of the offer, promptly following the expiration date:

•	we will determine the purchase price that we will pay for the shares validly tendered and not properly withdrawn prior to the expiration date, taking into account the number of shares tendered and the prices specified by tendering stockholders; and

•	we will accept for payment and pay for (and thereby purchase) shares validly tendered at prices at or below the purchase price and not properly withdrawn prior to the expiration date.

For purposes of the offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of this offer, shares that are validly tendered at or below the purchase price and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the offer.

      Upon the terms and subject to the conditions of the offer, promptly following the expiration date, we will accept for payment and pay the purchase price for 650,000 shares (subject to increase or decrease as provided in Section 8) or such lesser number of shares as are validly tendered at prices not greater than $3.60 or less than $2.85 per share and not properly withdrawn as described in Section 4.

      We will pay for shares purchased pursuant to the offer by depositing the aggregate purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting the payment to the tendering stockholders entitled thereto.

      In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the expiration date. However, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately seven business days after the expiration date. Under no circumstances will we pay interest on the purchase price by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the offer. See Section 7.

      Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the purchase price and shares not purchased due to proration or conditional tender, will be returned (or, in the case of shares tendered by book-entry transfer, the shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant who so delivered the shares) to the tendering stockholder at our expense as promptly as practicable after the expiration date without expense to the tendering stockholders except as set forth below.

      Superior will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the offer. However, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or any other person), payable on account of the transfer will be deducted from the purchase price unless the stockholder provides satisfactory evidence of the payment of the stock transfer taxes, or an exemption from those taxes, if:

•	payment of the purchase price is to be made to, or (in the circumstances permitted by the offer) if unpurchased shares are to be registered in the name of any person other than the registered holder; or

•	if tendered certificates are registered in the name of any person other than the person signing the letter of transmittal.

See Instruction 7 of the letter of transmittal.

      Any tendering stockholder or other payee who does not complete fully, sign and return to the Depositary the Form W-9 included with the letter of transmittal may be subject to required backup U.S. federal income tax withholding of 30% of the gross proceeds paid to the stockholder or other payee pursuant to the offer. See Sections 3 and 15. Also see Sections 3 and 15 regarding U.S. federal income tax consequences for non-U.S. stockholders.

6.	Conditional Tender of Shares

      Under certain circumstances set forth in Section 1 above, we may prorate the number of shares purchased pursuant to the offer. As discussed in Section 15, the number of shares to be purchased from a particular stockholder might affect the tax consequences of the purchase to the stockholder and the stockholder’s decision whether to tender and how many shares to tender. Accordingly, a stockholder may tender shares subject to the condition that all or a specified minimum number, if any, must be purchased. Any stockholder wishing to make such a conditional tender should so indicate in the box captioned “Conditional Tender” on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. It is the tendering stockholder’s responsibility to calculate the minimum number of shares and to decide on the priority of purchases, if applicable. In making this determination, we urge you to consult your tax advisor. If the effect of accepting tenders on a pro rata basis is to reduce the number of shares to be purchased from any stockholder below the minimum number specified by that stockholder, the tender will automatically be deemed withdrawn, except as provided in the next paragraph, and shares tendered by the stockholder will be returned as soon as practicable after the expiration date.

      However, if so many conditional tenders would be deemed withdrawn that the total number of shares to be purchased falls below 650,000 shares, then, to the extent feasible, we will select enough of the conditional tenders, which would otherwise have been deemed withdrawn, to purchase the desired number of shares. In selecting among the conditional tenders, we will select by random lot and will limit our purchase in each case to the designated minimum number of shares to be purchased. Conditional tenders will be selected by lot only from stockholders who tender all of their shares.

7.	Conditions of the Offer

      Notwithstanding any other provision of the tender offer, we will not be required to accept for payment, purchase, or pay for any shares tendered, and we may terminate or amend this offer if any of the following events occur (or are reasonably determined by us to have occurred) and, in our reasonable judgment and regardless of the circumstances giving rise to the event, the occurrence of the event makes it inadvisable to proceed with the offer or with the acceptance for payment of the tendered shares:

(a) There shall have been any action or proceeding threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer, or to Superior or any of our subsidiaries, by any court or any authority, agency or tribunal, domestic or foreign, that, in our reasonable judgment, would or might directly or indirectly:

(1) challenge the making of the offer, the acquisition of some or all of the shares pursuant to the offer, or otherwise relate in any manner to the offer;

(2) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the offer;

(3) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares;

(4) materially impair the contemplated benefits of the offer to us; or

(5) materially and adversely affect the business, condition (financial or other), income, operations or prospects of Superior and our subsidiaries, taken as whole, or otherwise materially impair in any way the contemplated future conduct of our business (as contemplated by our current business plans as discussed in our past public reports filed with the SEC).

(b) There shall have occurred:

(1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange, Nasdaq or in the over-the-counter market;

(2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

(3) the declaration of a national emergency, the commencement or material expansion or escalation of any war, armed hostilities or other international or national calamity directly or indirectly involving the United States;

(4) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions in the United States;

(5) any material decrease in the market price of our shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, operations or prospects or the trading in the shares; or

(6) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof.

(c) A tender or exchange offer with respect to some or all of our shares (other than this offer), or a merger or acquisition proposal for Superior, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

(1) any person, entity or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares, or any group shall have been formed that beneficially owns more than 5% of the outstanding shares (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the SEC before June 13, 2003);

(2) any person, entity or group who has filed a Schedule 13D or Schedule 13G with the SEC before June 13, 2003, shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares after June 13, 2003; or

(3) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire Superior or any of its subsidiaries or any of their respective assets or securities.

(d) Any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of Superior or its subsidiaries that, in our reasonable judgment, are material and adverse to us.

(e) There shall be any reasonable likelihood, as determined by us in our reasonable judgment, that the purchase of shares pursuant to the offer will cause the shares:

(1) to be delisted from Nasdaq for any reason; or

(2) to be held of record by fewer than 300 persons.

      The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any condition, except that we shall not assert any condition that arises from an act or omission to act by us. These conditions may be waived by us, in whole or in part, at any time and from time to time in our sole discretion. If we waive any condition, we will waive that condition as it relates to all stockholders. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of the right and each right will be deemed an ongoing right which may be asserted at any time before the expiration of the offer, except that any condition dependent upon receipt of necessary government approvals may be asserted at any time. Any determination by Superior concerning the events described above will be final and binding on all parties.

8.	Extension of the Offer; Termination; Amendment

      We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be reasonably determined by Superior to have occurred, to extend the period of time during which the offer is open and thereby delay acceptance for payment of and payment for any shares by giving oral or written notice of the extension to the Depositary and making a public announcement thereof. We also expressly reserve the right, in our sole discretion, to terminate the offer and not accept for payment or pay for any shares not previously accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of it. Our reservation of the right to delay payment for shares that we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that Superior must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be reasonably determined by us to have occurred, to amend the offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the offer to holders of shares or by decreasing or increasing the number of shares being sought in the offer). We may amend the offer at any time and from time to time by publicly announcing the amendment. In the case of an extension, we must make the announcement no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to stockholders in a manner reasonably designated to inform stockholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, Superior has no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release through the PRNewswire or comparable service.

      If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 14e-1 under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If

(a) we increase or decrease the price to be paid for shares or the number of shares being sought in the offer and, in the event of an increase in the number of shares being sought, the increase exceeds 2% of the outstanding shares, and

(b) the offer is scheduled to expire at any time earlier than the tenth business day from and including the date that the notice of an increase or decrease is first published, sent or given in the manner specified in this Section 8, then the offer will be extended until the expiration of the period of ten business days mentioned above. For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

9.	Price Range of Shares

      Our common stock trades on Nasdaq under the symbol “SUPC.” The market information set forth below for the periods indicated is based on Nasdaq closing sales prices:

	Price Range of
	Common Stock

Year and Quarter	High	Low

2001
1st Quarter	$4.25	$2.75
2nd Quarter	4.99	2.72
3rd Quarter	6.26	3.25
4th Quarter	8.99	4.06
2002
1st Quarter	$8.86	$5.41
2nd Quarter	7.00	5.00
3rd Quarter	5.70	2.80
4th Quarter	3.29	1.77
2003
1st Quarter	$3.26	$2.41
2nd Quarter (through June 13, 2003)	3.52	1.98

      Since our inception, we have not paid any cash dividends on our common stock and our credit facility restricts our ability to pay cash dividends and to pay cash for the repurchase or redemption of stock. Our lender has waived the restrictions on our ability to pay cash for the repurchase of stock in connection with this offer.

      As of June 13, 2003, the number of record holders of our common stock was 108.

      We encourage you to obtain current market price quotations for your shares.

10.	Source and Amount of Funds

      On June 9, 2003, we entered into a Securities Purchase Agreement with Camden Partners Strategic Fund II-A and Camden Partners Strategic Fund II-B under which we are issuing senior subordinated debentures in the principal amount of $7.5 million and warrants to purchase 807,000 shares of common stock at an exercise price of $3.046 per share. The initial closing of $2.5 million of debentures occurred on June 9, 2003 and the remaining $5 million of debentures are to be issued on June 23, 2003. We are using a portion of the proceeds from the debentures to fund the purchase of shares in this offer in accordance with the Securities Purchase Agreement. The Securities Purchase Agreement contains covenants restricting our ability and the ability of our subsidiaries to incur certain types of additional indebtedness and to grant liens. The debentures mature in three years and bear interest at 7.2% with an optional extension by Superior, subject to certain conditions, for one year at an interest rate of 12%. We do not have any alternative financing arrangements.

      Assuming that the maximum of 650,000 shares are tendered in the offer at a purchase price of $3.60 per share, the aggregate purchase price will be $2,340,000. We expect that our fees and expenses for the offer will be approximately $125,000.

      We anticipate that we will repay the indebtedness incurred by us in order to fund the purchase of shares of our common stock in this offer out of funds from operations, if any, or from the issuance of debt or equity securities. We currently do not have any specific plans for any such issuance of debt or equity.

11.	Information About Us

General

      We are a nationally deployed, integrated technology services company that provides Digital Business TransformationTM services to the healthcare industry, connecting online technologies to business processes that have traditionally been conducted offline. We conduct our business through our primary operating subsidiary, Superior Consultant Company, Inc. We offer business process and information technology (“IT”) outsourcing, management and consulting services and solutions to healthcare organizations, including health plans and technology providers, with special emphasis on hospital systems and integrated delivery networks. Superior has deep expertise in clinical, financial and administrative systems consulting, including planning, selection and implementation. With extensive industry application knowledge and experience, and specialists in business process improvement, Superior brings critical industry context and expertise to bear in its engagements. Superior’s best practices outsourcing model includes a full range of flexible business process and IT solutions, including 24/7/365 network monitoring and help desk services through our network control center, facility management, interim management, and application outsourcing services. Outsourcing clients of Superior gain the benefits of purchasing power, application integration and shared initiatives in addition to consistent service levels and a single source of accountability.

      Our solutions are designed to enable clients to reap the benefits of their investments in information technology by improving financial performance, increasing productivity, and improving clinical and operational performance.

      In order to address the increased industry-wide focus on patient safety, clinical excellence, compliance with security regulations and financial performance, our services and solutions are designed to give the healthcare industry the tools and strategies they need to serve their customers effectively, improve the quality and safety of clinical care, secure and authenticate online healthcare transactions, reduce cost and ensure compliance with evolving government and industry requirements, including the Health Insurance Portability and Accountability Act.

      From education, visioning and planning to implementation and outsourcing, Superior provides services and solutions that are designed to help client organizations perform better.

      Because of our deep knowledge of the healthcare industry and our expertise in healthcare operations and workflows and IT and clinical systems, we are able to work with clients to help them to leverage their existing legacy information system investments and accelerate their return on those investments by connecting them to web-based or other technologies. We believe we are well positioned to help healthcare providers bridge traditional services to a digital environment and capitalize on inherent market, care delivery and business efficiency benefits. Our goal is to be the preferred, if not sole, provider of a broad range of outsourcing and consulting solutions for each of our clients.

      Our principal executive offices are located at 17570 West 12 Mile Road, Southfield, Michigan 48076. Our telephone number is (248) 386-8300.

Additional Information

      Superior is subject to the informational filing requirements of the Exchange Act and, accordingly, we are obligated to file reports, statements and other information with the SEC regarding our business, financial condition and other matters. Information, as of particular dates, concerning Superior’s directors and executive officers, their remuneration, options granted to them, the principal holders of Superior’s securities and any material interest of these persons in transactions with Superior is required to be disclosed in proxy statements distributed to our stockholders and filed with the SEC. We have also filed an Issuer Tender Offer Statement on Schedule TO with the SEC which includes certain additional information relating to the offer. These reports, statements, and other information are available at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549.

Incorporation by Reference

      The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document separately filed with the SEC. This offer incorporates by reference the following documents that have been filed previously with the SEC:

•	Our annual report on Form 10-K for the year ended December 31, 2002, including the historical consolidated financial statements and the notes thereto contained in that report;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2003; and

•	Our current report on Form 8-K dated as of April 25, 2003 and our current report on From 8-K dated as of June 13, 2003.

Those documents contain other important information about us.

      Copies of any of the documents incorporated by reference herein may be obtained by a request addressed to Superior Consultant Holdings Corporation, Attn: Investor Relations, 17570 West 12 Mile Road, Southfield, Michigan 48076. Our telephone number is (248) 386-8300. We will also send you any exhibits that are specifically incorporated by reference in a document that you request.

12.	Interests of Directors and Officers; Transactions and Arrangements Concerning Shares

      As of June 13, 2003, we had 10,764,891 shares of common stock outstanding (excluding treasury shares), 3,010,261 shares reserved for issuance upon the exercise of options under our Long-Term Incentive Stock Option Plan, 402,370 shares reserved for issuance upon the exercise of options under our Nonstatutory Stock Option Plan, and 1,107,000 shares reserved for issuance upon the exercise of outstanding warrants (including all 807,000 warrants issuable in connection with the full amount of Camden’s investment). The 650,000 shares that we are offering to purchase represent approximately 6% of the shares outstanding on June 13, 2003, excluding treasury shares.

      The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 13, 2003 by: (i) each of Superior’s directors; (ii) each of Superior’s executive officers; and (iii) all directors and executive officers as a group. Each person named below has an address in care of our principal executive offices. We believe that each person named below has sole voting and investment power with respect to all shares to all common stock shown as beneficially owned by such holder, unless indicated otherwise and subject to community property laws where applicable.

	Shares
	Beneficially Owned(1)

Name of Beneficial Owner	Number	Percent

Richard D. Helppie, Jr.(2)(3)	3,574,766	33.0
Ronald V. Aprahamian(3)(4)	878,148	8.1
Charles O. Bracken(3)	515,148	4.7
George S. Huntzinger(3)	488,544	4.5
Richard P. Saslow(3)	114,221	1.1
Richard R. Sorensen(3)	94,344	*
John L. Silverman(3)	69,519	*
Douglas S. Peters(3)	60,071	*
Reginald M. Ballantyne III(3)	57,000	*
Satish K. Tyagi(3)	40,637	*
All Directors and Executive Officers as a group	5,892,408	50.7

*	less than 1%

(1)	Applicable percentage of ownership as of June 13, 2003 is based upon 10,764,891 shares of our common stock, which represents all shares outstanding, excluding treasury shares, and is determined by assuming the exercise of options that are held by a person (but not those held by any other person) which are exercisable within 60 days of the date hereof. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to the shares shown as beneficially owned.

(2)	3,385,729 shares are held by The Richard D. Helppie, Jr. Trust, of which Mr. Helppie is the sole trustee.

(3)	Includes shares issuable upon exercise of options currently exercisable or exercisable within 60 days from the date hereof as follows: Mr. Helppie 60,714 shares; Mr. Aprahamian 34,000 shares; Mr. Bracken 175,000 shares; Mr. Huntzinger 210,000 shares; Mr. Saslow 106,200 shares; Mr. Silverman 54,000 shares; Mr. Peters 57,000 shares; Mr. Ballantyne 57,000 shares; Mr. Sorensen 78,800 shares; and Mr. Tyagi 24,000 shares.

(4)	Includes 3,000 shares held for the benefit of Polly Aprahamian, Mr. Aprahamian’s mother, over which Mr. Aprahamian exercises voting and dispositive power.

      On April 28, 2003, Superior granted Mr. Tyagi options to purchase 10,000 shares of common stock at an exercise price of $2.50 per share. On May 29, 2003, Superior granted options to purchase 50,000 shares of common stock at an exercise price of $2.83 per share to each of Mr. Bracken, Mr. Helppie, Mr. Huntzinger, Mr. Saslow and Mr. Sorensen. All of these options were granted under our Long-Term Incentive Stock Option Plan. Except as described above, there have been no transactions in Superior common stock by our directors and executive officers in the past 60 days.

      Certain directors and officers of Superior have filed a Form 13D, as amended, with the Commission. The current filers are Richard D. Helppie, Jr., George S. Huntzinger and Richard R. Sorensen (the “13D Filers”). The 13D Filers have each entered into a purchase plan with a single broker-dealer to acquire in open market transactions shares of our common stock from time to time. The 13D Filers have filed a Schedule 13D, as amended, with respect to these transactions because they may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act. None of these persons has any agreement, arrangement or understanding to act together with respect to the voting and/or disposition of any shares that any of them now beneficially own or may hereafter acquire and each disclaims any beneficial ownership of any common stock owned by any of the others.

      In April 1995, we loaned Mr. Bracken $500,000, evidenced by a term promissory note bearing interest at 7.71% per annum. The note provides for equal annual payments of principal and interest of $50,000, payable on December 31 of each year beginning December 31, 1995 with the entire unpaid principal balance due on December 31, 2015. At our option, the entire outstanding indebtedness under the note may be accelerated in the event that Mr. Bracken’s employment with us is terminated.

      In May 2001, in connection with the purchase of common stock from a former executive of ours, Mr. Aprahamian assumed an existing term promissory note payable to Superior in the principal amount of $203,907. This note bears interest at 7.71% per annum and provides for equal annual payments of principal and interest of $25,000, payable on December 31, of each year, with the entire unpaid principal balance due on December 31, 2015. All amounts due under this note will become immediately payable in the event that (a) Mr. Aprahamian resigns as a director, (b) Mr. Aprahamian elects not to stand for reelection as a director or (c) there is a change in control of Superior, as defined in a certain shareholder agreement entered into by Mr. Aprahamian and Superior.

      During 2000, we sold 200,000 shares of our common stock for fair market value to each of Mr. Aprahamian and Mr. Huntzinger, in exchange for cash and promissory notes totaling $611,080. The original notes bore interest at 9.5% per annum and required payment of all accrued interest and principal in October 2002. Effective July 25, 2002, the promissory notes were amended to reduce the interest rate of the notes to a per annum rate equal to the prime rate plus 1% and extend the payment due date of all unpaid accrued interest and principal to December 31, 2003. The effective interest rate at December 31, 2002, was 5.25%.

      Except for outstanding options to purchase our common stock that are granted from time to time to our employees (including executive officers) and directors and as otherwise described in this offer to purchase, neither we nor, to the best of our knowledge, any of our directors, executive officers, or affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer or with respect to any of our securities, including but not limited to any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

13.	Effects of the Offer on the Market for Shares; Registration Under the Securities Exchange Act

      Our purchase of shares pursuant to the offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of stockholders. That may well reduce the volume of trading and make it more difficult to buy or sell significant amounts of stock without affecting the market price, which could adversely affect continuing stockholders. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following consummation of the offer to ensure a continued trading market for the shares. Based upon published guidelines of Nasdaq, we do not believe that our purchase of shares pursuant to the offer will cause our remaining shares to be delisted from Nasdaq.

      The shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. We believe that, following the purchase of shares pursuant to the offer, the shares will continue to be “margin securities” for purposes of the Federal Reserve Board’s margin regulations.

      The shares are registered under the Exchange Act, which requires, among other things, that we furnish information to our stockholders and to the SEC and that we comply with the SEC’s proxy rules in connection with meetings of our stockholders. We believe that our purchase of shares pursuant to the offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

14.	Certain Legal Matters; Regulatory Approvals

      We are not aware of any antitrust regulation, margin requirement, license, or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of shares as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of shares as contemplated herein. Should any approval or other action be required, we presently intend to seek the required approval or to take the required action. We cannot predict whether any such matter would delay payments pursuant to the offer. We cannot guarantee that any required approval or other action would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligations under the offer to accept for payment and pay for shares are subject to certain conditions. See Section 7.

15.	Material U.S. Federal Income Tax Consequences

      The following is a general summary of the material U.S. federal income tax consequences of the exchange of shares for cash pursuant to the offer. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, U.S. Treasury Regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly on a retroactive basis). This summary does not discuss all the tax consequences that may be relevant to a particular stockholder in light of the stockholder’s particular circumstances and it is not intended to be applicable in all respects to all categories of stockholders, some of whom — such as insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers in securities or currencies, persons that hold shares as a position in a “straddle” or as part of a “hedge,” “conversion transaction” or other integrated investment, persons who received shares as compensation or persons whose functional currency is other than U.S. dollars — may be subject to different rules not discussed below. This summary does not address any state, local or foreign tax considerations that may be relevant to a stockholder’s decision to tender shares pursuant to the offer. This summary discusses only shares held as capital assets within the meaning of Section 1221 of the Code.

      Except as otherwise specifically mentioned, this summary applies only to U.S. stockholders. For purposes of this discussion, a “U.S. Stockholder” means a stockholder who is:

(a) a citizen or resident (or is treated as a resident for U.S. federal income tax purposes) of the United States;

(b) a corporation, partnership or other entity created or organized under the laws of the United States or of any State or political subdivision of the foregoing;

(c) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

(d) a “United States Trust.”

A United States Trust is any trust if, and only if:

(a) a court within the United States is able to exercise primary supervision over the administration of the trust; and

(b) one or more U.S. trustees have the authority to control all substantial decisions of the trust.

A “non-U.S. stockholder” is a holder of shares other than a U.S. stockholder.

      If a partnership holds our shares, the tax treatment of a partner will generally depend on the status of that partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor.

      We urge you to consult your own tax advisor to determine the particular tax consequences to you of participating or not participating in the offer.

      Dividend vs. Sale Treatment. If an exchange of shares for cash pursuant to the offer is treated as a sale because a U.S. stockholder meets any of the tests discussed below, the U.S. stockholder will recognize gain or loss on the exchange in an amount equal to the difference between the amount of cash received pursuant to the offer and the U.S. stockholder’s tax basis in the shares exchanged. The gain or loss will be a capital gain or loss and will be long-term capital gain or loss if the shares were held more than one year. Calculation of gain or loss must be made separately for each block of shares owned by a stockholder. Under the U.S. federal income tax laws, a U.S. stockholder may be able to designate which blocks and the order of such blocks of shares to be tendered pursuant to the offer.

      If a U.S. stockholder’s exchange of shares for cash pursuant to the offer satisfies none of the tests discussed below, the receipt of cash by the U.S. stockholder may be treated as a dividend from Superior in the event, and to the extent, that Superior has earnings and profits in 2003. Under the recently-enacted Jobs and Growth Tax Relief Reconciliation Act of 2003, “qualified dividend income” received by an individual U.S. stockholder from a U.S. corporation is taxed as net capital gains. Among other requirements, in order for dividends to be taxed as net capital gains, the stock with respect to which the dividends are paid must be held by the stockholder for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. In addition, dividends that are treated as “net investment income” (against which an investment interest deduction may be taken) are not treated as “qualified dividend income” taxed as net capital gains. Dividends that do not meet the tests for “qualified dividend income” are taxed at ordinary income rates. You should consult your own tax advisor to determine whether a dividend received by you would be “qualified dividend income.”

      Under current U.S. Treasury Regulations, if the exchange is treated as a dividend, the tax basis of a U.S. stockholder’s shares which are exchanged for cash pursuant to the offer is added to the tax basis of the remaining shares of Superior common stock which the stockholder actually or constructively owns and cannot be used to offset such stockholder’s dividend income from the transaction. Proposed U.S. Treasury Regulations were announced on October 18, 2002, which would modify the treatment of a U.S. stockholder’s basis in the stock exchanged for cash which is treated as a dividend. Under these proposed U.S. Treasury Regulations an amount equal to the tax basis of the exchanged stock is treated as a loss on the disposition of the exchanged stock on the date of the exchange which is taken into account during the year that the facts and circumstances that caused the exchange to be treated as a dividend distribution no longer exist, such as when the stockholder has sufficiently reduced the stockholder’s actual and constructive ownership interest in Superior. The proposed U.S. Treasury Regulations also provide that the stockholder can take into account the loss attributable to the unutilized basis of the exchanged stock when the stockholder recognizes a gain on other stock of Superior to the extent of the gain recognized and on certain other events. The proposed U.S. Treasury Regulations would be effective for transactions occurring after the date these U.S. Treasury Regulations are published as final U.S. Treasury Regulations in the Federal Register. A stockholder should consult his or her own tax advisor as to the status and application of these new proposed U.S. Treasury Regulations.

      Corporate Dividends-Received Deduction. In the case of a corporate U.S. stockholder, if the cash paid is treated as a dividend, that dividend income may be eligible for the dividends-received deduction. The dividends-received deduction is subject to certain limitations, and may not be available if the corporate stockholder does not satisfy certain holding period requirements set forth in Section 246 of the Code or if the shares are treated as “debt financed portfolio stock” within the meaning of Section 246A(c) of the Code. Additionally, if a dividends-received deduction is available, the dividend may be treated as an “extraordinary dividend” under Section 1059(a) of the Code, in which case a corporate U.S. stockholder’s adjusted tax basis in the shares retained by such stockholder would be reduced, but not below zero, by the amount of the nontaxed portion of that dividend. Any amount of the nontaxed portion of the dividend in excess of the corporate U.S. stockholder’s adjusted tax basis will be treated as gain from the sale of stock for the taxable year in which the cash is received. Corporate U.S. stockholders are urged to consult their own tax advisors as to the effect of Section 1059 of the Code on the adjusted tax basis of their shares.

      Consequences of Sale Treatment for the Purchase of Shares for Cash Pursuant to the Offer. An exchange of shares for cash will be treated as a sale of shares by the exchanging U.S. stockholder provided that at least one of the following tests under Section 302 of the Code is met:

(a) as a result of the exchange the U.S. stockholder’s equity interest in Superior is completely terminated (a “complete termination”);

(b) the receipt of cash in exchange for the U.S. stockholder’s shares is “not essentially equivalent to a dividend”; or

(c) as a result of the exchange there is a “substantially disproportionate” reduction in the U.S. stockholder’s equity interest in Superior.

      If a U.S. stockholder sells shares to persons other than Superior at or about the time the stockholder also sells shares to Superior pursuant to the offer, and the various sales effected by the stockholder are part of an overall plan to reduce or terminate the stockholder’s proportionate interest in Superior, then the sales to persons other than Superior may, for U.S. federal income tax purposes, be integrated with the stockholder’s sale of shares pursuant to the offer and, if integrated, may be taken into account in determining whether the stockholder satisfies any of the three tests referred to above.

      In applying the foregoing tests, the constructive ownership rules of Section 318 of the Code apply. Thus a U.S. stockholder generally takes into account shares actually owned by the stockholder as well as shares actually (and in some cases constructively) owned by others, but which the stockholder is treated as owning by reason of the application of the constructive ownership rules. Pursuant to the constructive ownership rules, a U.S. stockholder will be considered to own those shares owned, directly or indirectly, by certain members of the stockholder’s family and certain related entities (such as corporations, partnerships, trusts and estates) in which the stockholder has an interest, as well as shares which the stockholder has an option to purchase. Under certain circumstances, however, a U.S. stockholder may avoid the constructive ownership of shares owned by family members solely for the purpose of determining whether the “complete termination” of interest test referred to above has been satisfied if (a) the stockholder does not actually own any shares after the purchase by Superior, and (b) in accordance with Section 302(c)(2) of the Code, the stockholder files an effective waiver with the Internal Revenue Service (“IRS”). If a U.S. stockholder desires to file such a waiver, the stockholder should consult his or her own tax advisor.

      “Complete Termination.” A sale of shares pursuant to the offer will be deemed to result in a “complete termination” of the U.S. stockholder’s interest in Superior if, immediately after the sale, either:

(a) the stockholder owns, actually and constructively, no shares of Superior common stock; or

(b) the stockholder actually owns no shares of Superior common stock and constructively owns only shares of Superior common stock as to which the stockholder is eligible to waive, and does effectively waive, such constructive ownership under the procedures described in Section 302(c)(2) of the Code, as discussed above.

      “Not Essentially Equivalent to a Dividend.” Even if a U.S. stockholder’s receipt of cash in exchange for shares pursuant to the offer fails to meet the “complete termination” test, the stockholder may nevertheless meet the “not essentially equivalent to a dividend” test. Whether a U.S. stockholder meets this test will depend on his or her facts and circumstances. In any case, in order to satisfy this test, the U.S. stockholder’s sale of shares pursuant to the offer must result in a “meaningful reduction” in his or her interest in Superior taking into account the constructive ownership rules of Section 318 of the Code referred to above. In determining whether a meaningful reduction has occurred, the IRS has focused on three important rights attributable to stock ownership:

(a) the right to vote;

(b) the right to participate in current earnings and accumulated surplus; and

(c) the right to share in net assets on liquidation.

In measuring the change, if any, in a U.S. stockholder’s proportionate interest in Superior, the meaningful reduction test is applied by taking into account all shares that Superior purchases pursuant to the offer, including shares purchased from other stockholders. Thus, depending on the number of shares exchanged by a U.S. stockholder for cash in relation to the number of shares exchanged for cash by other stockholders, it is possible that a U.S. stockholder will have no reduction of his or her interest in Superior with the result that the “not essentially equivalent to a dividend” test will not be met.

      If, taking into account the constructive ownership rules of Section 318 of the Code referred to above, a U.S. stockholder owns shares that constitute only a minimal interest in Superior and does not exercise any control over the affairs of Superior, any reduction in the stockholder’s percentage interest in all of the three rights described in the preceding paragraph may be a “meaningful reduction.” Such a selling stockholder may, under these circumstances, be entitled to treat his or her sale of shares to Superior pursuant to the offer as a “sale or exchange” for U.S. federal income tax purposes.

      “Substantially Disproportionate.” Under Section 302(b)(2) of the Code, a sale of shares pursuant to the offer, in general, will be “substantially disproportionate” as to a U.S. stockholder if the ratio of the outstanding Superior voting stock that the stockholder actually and constructively owns immediately after the sale (treating as not outstanding all voting stock purchased by Superior pursuant to the offer), to all of the voting stock of Superior at that time is less than 80% of the ratio of the outstanding Superior voting stock that the stockholder actually and constructively owned immediately before the sale (treating as outstanding all voting stock purchased by Superior pursuant to the offer), to all of the voting stock of Superior at that time.

      Over-Subscription of the Offer. We cannot predict whether or the extent to which the offer will be oversubscribed. If the offer is oversubscribed, proration of tenders pursuant to the offer will cause Superior to accept fewer shares than are tendered. Consequently, we can give no assurance that a sufficient number of any stockholder’s shares will be purchased pursuant to the offer to ensure that the purchase will be treated as a sale or exchange, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above.

However, see Section 6 regarding a stockholder’s right to tender shares subject to the condition that a specified minimum number of such shares must be purchased (if any are purchased).

      Consequences to Stockholders Who Do Not Tender Pursuant to the Offer. Stockholders who do not accept our offer to tender their shares will not incur any tax liability as a result of the consummation of the offer.

      U.S. Federal Income Tax Backup Withholding. See Section 3 for a discussion of the U.S. federal income tax backup withholding rules and the procedures to avoid backup withholding.

      Consequences to Non-U.S. Stockholders. The following discussion applies to stockholders who are not U.S. stockholders. Special rules may apply to a non-U.S. stockholder if the stockholder is a “controlled foreign corporation,” a “passive foreign investment company,” a “foreign personal holding company,” or a U.S. expatriate.

      If, under the tests described above that apply to a U.S. stockholder, the exchange is not characterized as a sale, a non-U.S., stockholder will be treated as receiving a dividend, and that dividend will generally be subject to withholding of U.S. federal income tax at a 30% rate (or lower applicable treaty rate). However, dividends that are effectively connected with a non-U.S. stockholder’s trade or business within the United States and, where a tax treaty applies, are attributable to such non-U.S. stockholder’s United States permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a non-U.S. stockholder that is a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate).

      See Section 3 with respect to the application of the U.S. federal income tax backup withholding rules and for additional information regarding the application of U.S. federal income tax withholding of payments to non-U.S. stockholders.

      If, under the tests described above that apply to a U.S. stockholder, the exchange is characterized as a sale and not a dividend with respect to a non-U.S. stockholder, the non-U.S. stockholder will generally not be subject to U.S. federal income tax with respect to gain recognized unless:

(a) the gain is effectively connected with the non-U.S. stockholder’s trade or business in the United States, and, where a tax treaty applies, is attributable to the stockholder’s United States permanent establishment;

(b) the non-U.S. stockholder is an individual and holds the shares as capital assets, is present in the United States for 183 or more days in the taxable year of the offer and certain other conditions are met; or

(c) Superior is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

      If the non-U.S. stockholder is described in (a) above, the stockholder will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. If the non-U.S. stockholder is a foreign corporation and falls under (a) above, the stockholder will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% (or lower applicable treaty rate, if any) of its effectively connected earnings and profits. If a non-U.S. stockholder is described in (b) above, the stockholder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the stockholder is not considered a resident of the United States). Superior believes it is not and does not presently anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

      You and each of your representatives or agents are authorized to disclose to any and all persons, without limitation of any kind, the U.S. federal income tax treatment and structure (as such terms are used in Section 6011, 6111 and 6112 of the Code and the U.S. Treasury Regulations promulgated thereunder) of the offer and all materials of any kind including opinions or other tax analyses that have been provided to you relating to that federal income tax treatment and structure.

      All stockholders of Superior are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of exchanging shares for cash pursuant to the offer in light of their own particular circumstances.

16.	Fees and Expenses

      Superior has retained William Blair & Company, L.L.C. to act as the Dealer Manager in connection with the offer. The Dealer Manager will receive customary fees for its service as dealer manager for the offer. We also have agreed to reimburse the Dealer Manager for certain out-of-pocket expenses incurred in connection with the offer and to indemnify the Dealer Manager against certain liabilities in connection with the offer, including liabilities under the U.S. federal securities laws. The Dealer Manager and its affiliates may actively trade our debt and equity securities for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in our securities. The Dealer Manager and its affiliates have provided in the past, and are currently providing, investment banking and financial advisory services to Superior, including services in connection with the sale of the debentures. The Dealer Manager and its affiliates have and will receive customary fees for such services.

      We have retained Morrow & Co., Inc. to act as Information Agent and EquiServe Trust Company, N.A. to act as Depositary in connection with the offer. The Information Agent may contact holders of shares by mail, telephone, e-mail, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by Superior for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the offer, including certain liabilities under the federal securities laws.

      No fees or commissions will be payable to brokers, dealers or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary as described above) for soliciting tenders of shares pursuant to the offer. However, upon request, we will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the offer and related materials to the beneficial owners of shares they hold as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Superior, the Dealer Manager, the Information Agent or the Depositary for purposes of the offer. Superior will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares except as otherwise provided in Instruction 7 in the letter of transmittal.

17.	Miscellaneous

      Superior is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer, or the acceptance of shares validly tendered pursuant to the offer, is not in compliance with any valid applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the offer will not be made to (and tenders will not be accepted from or on behalf of) the holders of shares residing in that jurisdiction. In any jurisdiction where applicable securities, blue sky, or other laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on Superior’s behalf by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

      Pursuant to Rule 13e-4 under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the offer. The Schedule TO, including the exhibits and any amendments, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 11 with respect to information concerning us.

      Tendering stockholders should rely only on the information contained in this document or to which we have referred them. No person has been authorized to give any information or make any representation on behalf of Superior, the Dealer Manager, the Information Agent, or the Depositary in connection with the offer other than those contained in this offer to purchase or in the related letter of transmittal.

SUPERIOR CONSULTANT HOLDINGS CORPORATION

June 16, 2003

      A manually signed facsimile copy of the letter of transmittal will be accepted. The letter of transmittal and certificates for shares and any other required documents should be sent or delivered by you or your broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below. To confirm delivery of your shares, you should contact the Depositary.

The Depositary for the offer is:

EquiServe Trust Company, N.A.

c/o EquiServe Limited Partnership
150 Royall Street
Canton, Massachusetts
Attn: Reorganization Department

By First Class Mail:	By Overnight Delivery or Express Mail:
EquiServe Trust Company, N.A.	EquiServe Trust Company, N.A.
Attn: Corporate Actions P.O. Box 43034 Providence, RI 02940-3034	Attn: Corporate Actions 161 Bay State Road Braintree, MA 02184

By Hand Delivery: EquiServe Trust Company, N.A. c/o Securities Transfer and Reporting Services, Inc. 100 Williams Street, Galleria New York, NY 10038	By Facsimile Transmission: (For Eligible Institutions Only) (781) 575-4826 (781) 575-4827 For Confirmation Call: (781) 575-4816

      You may request additional copies of this offer, the letter of transmittal or the notice of guaranteed delivery and direct questions and requests for assistance to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. You may also contact your local broker, dealer, commercial bank, trust company or nominee for assistance with the offer.

The Information Agent for the offer is:

Morrow & Co., Inc.

445 Park Avenue, 5th Floor
New York, New York 10022
(212) 754-8000

You may obtain information regarding the Tender Offer

from the Information Agent as follows:

U.S. Security Holders Call Toll Free: (800) 607-0088

Security Holders Outside the U.S. Please Call Collect

Banks and Brokerage Firms Call Toll Free: (800) 654-2468

E-mail: supc.info@morrowco.com

The Dealer Manager for the offer is:

222 West Adams Street
Chicago, IL 60606
(800) 621-0687 ext. 8181
(312) 364-8181